UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      KRUPP REALTY LIMITED PARTNERSHIP - V
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501128 30 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                  Cambridge, Massachusetts 02138 (617) 876-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 2 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Fund XVII Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts
                                7         Sole Voting Power

           NUMBER OF                      1,599.5 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          1,599.5 Units

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          (a) 1,599.5 Units, with respect to all matters other than the proposed merger (See Item 5).

          (b) 3,985.5 Units, solely with respect to the proposed merger (See Item 5).

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          (a) 4.54%, with respect to all matters other than the proposed merger.

          (b) 11.32%, solely with respect to the proposed merger.

14        Type of Reporting Person (See Instructions)

          PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 3 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Fund XIX Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      225 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          225 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 225 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 0.64%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 4 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Fund XXI Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      847 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          847 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 847 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 2.41%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 5 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource General Fund Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      20 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          20 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 20 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 0.06%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 6 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Cambridge Fund Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      175 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          175 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 175 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 0.50%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 7 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Bridge Fund Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      20 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          20 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 20 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 0.06%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                        Page 8 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Boston Fund Limited Partnership

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          (a) OO
          (b) WC $286,125 (See Item 3.)

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      1,099 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          1,099 Units

                                10        Shared Dispositive Power

                                          0

11       (a) 1,099 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 3.11%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 9 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resources Group, Incorporated

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      847 Units
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          847 Units

                                10        Shared Dispositive Power

                                          1,824.5

11       (a) 2,671.5 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 7.59%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         CO

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 10 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Eggert Dagbjartsson

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          3,138.5 Units

11       (a) 3,138.5 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 9.66%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         IN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 11 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Mark S. Thompson

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          1,314 Units

11       (a) 1,314 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 3.73%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         IN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 12 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          James E. Brooks

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          2,671.5 Units

11       (a) 2,671.5 Units, with respect to all matters other than the proposed merger (See Item 5).

         (b) 3,985.5 Units, solely with respect to the proposed merger (See
             Item 5).

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         (a) 7.59%, with respect to all maters other than the proposed merger.

         (b) 11.32%, solely with respect to the proposed merger.

14       Type of Reporting Person (See Instructions)

         IN

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 13 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KRF Company, L.L.C.

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units (1)
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,985.5 Units

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         11.32%

14       Type of Reporting Person (See Instructions)

         OO

(1) No Units of Krupp Realty Limited Partnership -V have been purchased or are held, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have acquired beneficial ownership of the Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 14 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KR5 Company, L.L.C.

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units (1)
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,985.5 Units

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         11.32%

14       Type of Reporting Person (See Instructions)

         OO

(1) No Units of Krupp Realty Limited Partnership -V have been purchased or are held, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have acquired beneficial ownership of the Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 15 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Krupp Family Limited Partnership - 94

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       3,985.5 Units (1)
            PERSON
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,985.5 Units

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         11.32%

14       Type of Reporting Person (See Instructions)

         PN

(1) No Units of Krupp Realty Limited Partnership -V have been purchased or are held, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have acquired beneficial ownership of the Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 16 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       (a) 3,985.5 Units (1)
            PERSON                        (b) 1 Unit (See Item 5).
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          1 Unit (See Item 5).

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,985.5 Units

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         11.32%

14       Type of Reporting Person (See Instructions)

         IN

(1) No Units of Krupp Realty Limited Partnership -V have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have acquired beneficial ownership of the Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D


CUSIP No. 501128 30 0                                       Page 17 of 27 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp

2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       (a) 3,985.5 Units (1)
            PERSON                        (b) 1 Unit (See Item 5).
             WITH               9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          1 Unit (See Item 5).

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,985.5 Units

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]

13       Percent of Class Represented by Amount in Row (11)

         11.32%

14       Type of Reporting Person (See Instructions)

         IN


(1) No Units of Krupp Realty Limited Partnership -V have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have acquired beneficial ownership of the Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

CUSIP No.  501128 30 0                                       Page 18 of 27 Pages
           -----------

Introduction.

          This statement amends the statement on Schedule 13D, dated December 12, 1996, filed by Equity Resources Group, Incorporated, a Massachusetts corporation ("Equity Resources"), Equity Resource Fund XVII Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource Fund XXI Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, each a Massachusetts limited partnerships (collectively, "Equity"), James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, as amended by Amendment No. 1 thereto, dated April 14, 1997, and Amendment No. 2 thereto, dated May 31, 1999 (as amended, the "Schedule 13D"), in respect of certain limited partnership units (the "Units") of Krupp Realty Limited Partnership - V, a Massachusetts limited partnership (the "Partnership").

Item 1.   Security and Issuer.

          This Amendment to the Schedule 13D relates to the Units of the Partnership. The principal executive offices of the Partnership are located at c/o The Berkshire Group, One Beacon Street, Suite 1550, Boston, Massachusetts 02108.

Item 2.   Identity and Background.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment to the Schedule 13D is hereby filed by Equity Resources, Equity, Mark S. Thompson, Eggert Dagbjartsson, KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KR5 Acquisition, L.L.C., a Delaware limited liability company ("KR5"), The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("Krupp-94"), Douglas Krupp and George Krupp (Messrs. Krupp, together with KRF, KR5 and Krupp-94, the "KRF Affiliates"). KRF, KR5, Krupp-94, Equity Resources, Equity, Mark S. Thompson and Eggert Dagbjartsson are sometimes collectively referred to herein as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Boston Fund Limited Partnership and Equity Resource Bridge Fund Limited Partnership. Equity Resources, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund Limited Partnership and Equity Resource General Fund Limited Partnership. Equity Resources and Eggert Dagbjartsson are the general partners of Equity Resource Fund XVII Limited Partnership and Equity Resource Fund XIX Limited Partnership. Equity Resources is the general partner of Equity Resource Fund XXI Limited Partnership. The executive officers and directors of Equity Resources are James
E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director. KRF is the sole member of KR5. Krupp-94 is the sole member of KRF. Douglas Krupp and George Krupp are the general partners of Krupp-94.

         (b) The business address of each of Equity Resources, Equity and Messrs. Brooks, Thompson and Dagbjartsson is 14 Story Street, Cambridge, Massachusetts 02138. The business address of each of KRF, KR5, Krupp-94, Douglas Krupp and George Krupp is c/o The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (c) Each of the Equity limited partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a

CUSIP No.  501128 30 0                                       Page 19 of 27 Pages
           -----------

view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources. Mr. Thompson's principal occupation is President of Equity Resources. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources.

         KR5 and KRF are both Delaware limited liability companies. KR5 was formed for the purpose of proposing the merging transaction with the Partnership described below in Item 4 and to consummate such merger. If the proposed merger is completed, KR5's principal business will be to operate, maintain and otherwise deal with the real estate investments of the Partnership. KRF's principal business is acting as the sole member of KR5. The principal business of Krupp-94 is to hold and manage investments for its partners. The principal occupation of Douglas Krupp is serving as the Co-Chairman and Chief Executive Officer of The Berkshire Group Limited Partnership ("BCLP"). The principal occupation of George Krupp is serving as the Co-Chairman of BCLP. BCLP is an integrated real estate financial services firm located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Equity limited partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, Eggert Dagbjartsson, Douglas Krupp and George Krupp are citizens of the United States. Equity Resources is a Massachusetts corporation. KR5 and KRF are Delaware limited liability companies. Krupp-94 is a Massachusetts limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Amendment to the Schedule 13D is filed as a result of the execution of an Investment Agreement, dated as of December 2, 1999 (the "Investment Agreement"), by and among Equity, KRF and KR5, in the form attached hereto as Exhibit 1, and a Voting Agreement, dated as of December 2, 1999 (the "Voting Agreement"), by and among Equity, KRF and KR5, in the form attached hereto as Exhibit 2, each of which is incorporated herein by reference.

          In addition, Equity Resource Boston Fund Limited Partnership ("ER Boston") purchased from the Partnership 554 Units reported herein for an aggregate cash price of $286,125.00. The source of such funds was the working capital of ER Boston.

Item 4.   Purpose of Transaction.

          Equity, KRF and KR5 entered into the Investment Agreement and the Voting Agreement for the purpose of facilitating a merger proposal (the "Proposal") made by KR5 to acquire outstanding Units for a cash price of $864 per Unit. Under the Proposal, the Partnership would be merged with and into KR5 (the "Merger)", and in connection therewith all outstanding investment limited partnership interests in the Partnership (other than those held by KR5, its affiliates and Equity) would be canceled and converted into the right to receive in exchange therefor $864 per Unit in cash, without interest thereon. If the merger is consummated, the Units will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

CUSIP No.  501128 30 0                                       Page 20 of 27 Pages
           -----------

         Completion of the merger is subject to the satisfaction of a number of conditions, including the approval of the merger agreement (in the form attached to the Investment Agreement as Exhibit B) and necessary amendments to the Amended Agreement of Limited Partnership, dated as of July 27, 1983, of the Partnership (the "Amendments") by the holders of a majority of Units of the Partnership. Under the terms of the Investment Agreement, KRF and Equity will enter into the Amended and Restated Limited Liability Company Agreement of KR5 in the form attached thereto as Exhibit A (the "LLC Agreement"). Subject to the terms and conditions set forth therein, KRF and Equity have agreed to make capital contributions to KR5 in exchange for limited liability company interests in KR5 having the terms and conditions set forth in the LLC Agreement. As part of such capital contributions, Equity will contribute to KR5 the Units held by it in exchange for an interest in KR5 prior to consummation of the Merger.

         Under the terms of the Voting Agreement, Equity has agreed that at any meeting of the partners of the Partnership, however called, and in any action by consent of the limited partners of the Partnership, Equity will vote (or cause to be voted) the Units held of record or beneficially owned by it in favor of the Proposal and the Amendments. Equity further agreed that at any meeting of the partners of the Partnership, however called, and in any action by consent of the limited partners of the Partnership, Equity will vote, or cause to be voted, in person or by proxy, the Units held of record or beneficially owned by it against approval of any proposal made in opposition to or in competition with the Proposal.

         In addition, Equity further agreed that, without the consent of KR5 and KRF, Equity would not, either directly or indirectly, offer or otherwise agree to sell, assign, pledge, transfer, exchange or dispose of any Units or options, warrants or other convertible securities to acquire or purchase Units, whether now or hereafter acquired. Under the terms of the Voting Agreement, if Equity acquires any additional Units, the Voting Agreement shall be applicable to such additional Units.

         No units have been purchased, directly or indirectly, by any of the KRF Affiliates. The KRF Affiliates could be deemed to have "acquired" beneficial ownership of the Units to which this Amendment to the Schedule 13D relates solely by virtue of the fact that the KRF Affiliates have entered into the Investment Agreement and the Voting Agreement and because they may be deemed to have agreed to act together for the purpose of acquiring and voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, in order to facilitate the merger pursuant to the Proposal. Except as specifically set forth herein, the KRF Affiliates disclaim beneficial ownership of any Units, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of Units.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Persons' knowledge based on the information contained in the Partnership's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of Units outstanding is 35,200 Units.

         (a) - (b)

         Equity Resource Fund XVII Limited Partnership ("ERF XVII") - ERF XVII may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ERF XVII has the sole power to vote and dispose of an aggregate of 1,599.5 Units, which Units constitute approximately 4.54% of the outstanding Units. Subject to the last paragraph of this Item 5, because ERF XVII may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with

CUSIP No.  501128 30 0                                       Page 21 of 27 Pages
           -----------

respect to the Merger, ERF XVII may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resource Fund XIX Limited Partnership ("ERF XIX") - ERF XIX may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ERF XIX has the sole power to vote and dispose of an aggregate of 225 Units, which Units constitute approximately 0.64% of the outstanding Units. Subject to the last paragraph of this Item 5, because ERF XIX may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ERF XIX may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resource Fund XXI Limited Partnership ("ERF XXI") - ERF XXI may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ERF XXI has the sole power to vote and dispose of an aggregate of 847 Units, which Units constitute approximately 2.41% of the outstanding Units. Subject to the last paragraph of this Item 5, because ERF XXI may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ERF XXI may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resource General Fund Limited Partnership ("ER General") - ER General may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d- 3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ER General has the sole power to vote and dispose of an aggregate of 20 Units, which Units constitute approximately 0.06% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER General may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER General may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resource Cambridge Fund Limited Partnership ("ER Cambridge") - ER Cambridge may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ER Cambridge has the sole power to vote and dispose of an aggregate of 175 Units, which Units constitute approximately 0.50% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Cambridge may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Cambridge may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resource Bridge Fund Limited Partnership ("ER Bridge") - ER Bridge may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ER Bridge has the sole power to vote and dispose of an aggregate of 20 Units, which Units constitute approximately 0.06% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Bridge may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Bridge may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

CUSIP No.  501128 30 0                                       Page 22 of 27 Pages
           -----------

         ER Boston - ER Boston may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. ER Boston has the sole power to vote and dispose of an aggregate of 1,099 Units, which Units constitute approximately 3.11% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Boston may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Boston may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Equity Resources Group, Incorporated - In its capacity as a general partner of ER XVII, ER XIX and ER XXI, Equity Resources may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. In its capacity as the general partner of ERF XXI, Equity Resources may be deemed to have the sole power to vote and dispose of an aggregate of 847 Units, which Units constitute approximately 2.41% of the outstanding Units. In its capacity as a general partner of ER XVII and ER XIX, Equity Resources may be deemed to have the shared power to dispose of 1,824.5 Units, which Units constitute approximately 5.18% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of ER XVII, ER XIX and ER XXI may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in its capacity as a general partner of each of Equity, Equity Resources may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Eggert Dagbjartsson - In his capacity as a general partner of each of ER XVII, ER XIX, ER General, ER Cambridge, ER Bridge and ER Boston (collectively, the "Dagbjartsson GPs"), Mr. Dagbjartsson may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d- 3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. In his capacity as the general partner of the Dagbjartsson GPs, Mr. Dagbjartsson may be deemed to share the power to vote and dispose of an aggregate of 3,138.5 Units, which Units constitute approximately 9.66% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of the Dagbjartsson GPs may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in his capacity as a general partner of each of the Dagbjartsson GPs, Mr. Dagbjartsson may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Mark S. Thompson - In his capacity as a general partner of each of ER General, ER Cambridge, ER Bridge and ER Boston (collectively, the "Thompson GPs"), Mr. Thompson may be deemed to beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units. In his capacity as the general partner of the Thompson GPs, Mr. Thompson may be deemed to share the power to vote and dispose of an aggregate of 1,314 Units, which Units constitute approximately 3.73% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of the Thompson GPs may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in his capacity as a general partner of each of the Thompson GPs, Mr. Thompson may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         James E. Brooks - In his capacity as the Chairman of the Board and a Director of Equity Resources, Mr. Brooks may be deemed to (i) beneficially own in the aggregate 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units and (ii) have the shared power to vote and dispose of an

CUSIP No.  501128 30 0                                       Page 23 of 27 Pages
           -----------

aggregate of 2,671.5 Units, which Units constitute approximately 7.59% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of ER XVII, ER XIX and ER XXI may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d- 5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in his capacity as the Chairman of the Board and a Director of Equity Resources, Mr. Brooks may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         KR5 - KR5 may be deemed to beneficially own 3,985.5 Units of the Partnership as a result of entering into the Investment Agreement and the Voting Agreement, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.2% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, KR5 may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         KRF - KRF may be deemed to beneficially own 3,985.5 Units of the Partnership as a result of entering into the Investment Agreement and the Voting Agreement as well as being the sole member of KR5. Based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, this amount represents approximately 11.32% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, KRF may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Krupp-94 - In its capacity as the sole member of KRF, (i) Krupp-94 may be deemed to beneficially own 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units, and (ii) subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Krupp-94 may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership.

         Douglas Krupp - In his capacity as a general partner of Krupp-94, (i) Mr. Krupp may be deemed to beneficially own 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units, and (ii) subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership. In addition, in his capacity as a general partner of The Krupp Company Limited Partnership - II ("Krupp II"), Mr. Krupp may be deemed to share the power to vote and dispose of an additional 1 Unit.

         George Krupp - In his capacity as a general partner of Krupp-94, (i) Mr. Krupp may be deemed to beneficially own 3,985.5 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 35,200 Units outstanding, represents approximately 11.32% of the outstanding Units, and (ii) subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 3,985.5 Units of the Partnership. In addition, in his capacity as a general partner of Krupp II, Mr. Krupp may be deemed to share the power to vote and dispose of an additional 1 Unit.

         (c) Not applicable.

         (d) Not applicable.

CUSIP No.  501128 30 0                                       Page 24 of 27 Pages
           -----------

         (e) Not applicable.

         Except as specifically set forth herein, each of the Reporting Persons disclaims beneficial ownership over any Units, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any Units. In addition, each of KRF, KR5, Krupp-94, Douglas Krupp, George Krupp, Equity Resources and Messrs. Dagbjartsson, Thompson and Brooks hereby express declare that the filing of this Amendment to the Schedule 13D shall not be construed to be an admission that any of them are, individually, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the Units covered by such Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to the Introduction and Item 5 of this Amendment to the Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Amendment and between such persons and any person with respect to any Units, including but not limited to the transfer or voting of any of the Units, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No.  501128 30 0                                       Page 25 of 27 Pages
           -----------

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1999


          KR5 ACQUISITION, L.L.C.

          By:  KRF Company, L.L.C.,
               its sole member

               By:  The Krupp Family Limited Partnership-94,
                    its sole member


                    By: /s/ Douglas Krupp
                    ---------------------
                    Douglas Krupp
                    General Partner

          KRF COMPANY, L.L.C.

          By:  The Krupp Family Limited Partnership-94,
               its sole member

               By: /s/ Douglas Krupp
               ---------------------
               Douglas Krupp
               General Partner

         THE KRUPP FAMILY LIMITED PARTNERSHIP-94

         By: /s/ Douglas Krupp
         ---------------------
         Douglas Krupp
         General Partner


         /s/ Douglas Krupp
         -----------------
         DOUGLAS KRUPP


         /s/ George Krupp
         ----------------
         GEORGE KRUPP

CUSIP No.  501128 30 0                                       Page 26 of 27 Pages
           -----------

         EQUITY RESOURCE BOSTON FUND,
         EQUITY RESOURCE BRIDGE FUND,
         EQUITY RESOURCE CAMBRIDGE FUND
         EQUITY RESOURCE GENERAL FUND,
         EQUITY RESOURCE FUND XVII,
         EQUITY RESOURCE FUND XIX,
         EQUITY RESOURCE FUND XXI


         By:  EQUITY RESOURCES GROUP, INCORPORATED,
              as general partner of each of the foregoing


              /s/ Eggert Dagbjartsson
              -----------------------
              By:  Eggert Dagbjartsson
                   Executive Vice President

         EQUITY RESOURCES GROUP, INCORPORATED


         /s/ Eggert Dagbjartsson
         -----------------------
         By: Eggert Dagbjartsson
             Executive Vice President


         /s/ Eggert Dagbjartsson
         -----------------------
         EGGERT DAGBJARTSSON


         /s/ Mark S. Thompson
         --------------------
         MARK S. THOMPSON


         /s/ James E. Brooks
         -------------------
         JAMES E. BROOKS

CUSIP No.  501128 30 0                                       Page 27 of 27 Pages
           -----------

                                  Exhibit Index


         Exhibit No.                Description
         -----------                -----------

         1 Investment Agreement, dated as of December 2, 1999, by and among Equity Resource Boston Fund, Equity Resource Bridge Fund, Equity Resource Cambridge Fund, Equity Resource General Fund, Equity Resource Fund XVII, Equity Resource Fund XIX, Equity Resource Fund XXI, KRF Company, L.L.C. and KR5 Company, L.L.C.

         2 Voting Agreement, dated as of December 2, 1999, by and among Equity Resource Boston Fund, Equity Resource Bridge Fund, Equity Resource Cambridge Fund, Equity Resource General Fund, Equity Resource Fund XVII, Equity Resource Fund XIX, Equity Resource Fund XXI, KRF Company, L.L.C. and KR5 Company, L.L.C.

         3                          Agreement pursuant to Rule 13d-1(f)(1)(iii).